Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

June 26, 2025

Re: Concreit Series LLC

Post-qualification Amendment No. 5 to

Offering Statement on Form 1-A

Filed June 12, 2025

File No. 024-12508

Dear Sir or Madam:

This letter is submitted on behalf of Concreit Series LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated June 23, 2025 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-12508) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on June , 2025. The responses provided are based upon information provided by the Company. Each line item below corresponds to the comment number in your letter, followed by our response:

Post Qualification Amendment to Form 1-A filed June 12, 2025

General

1.	Comment:

Please include the pro forma financial information for Concreit Series 9308 SW 20th Street Oklahoma City OK, as this appears to be material to the company, or advise. In this regard, your revisions to your pro forma balance sheet should reflect the purchase of the property as if it occurred on December 31, 2024 and your revisions to your pro forma statement of operations should reflect the purchase of the property as if it occurred on January 1, 2024. Reference is made to Rule 8-05 of Regulation S-X and Article 11 of Regulation S-X.

Response:

Thank you for your comment and guidance. We have revised our pro forma to reflect the purchase of the property as if it occurred on December 31, 2024 and for the pro forma statement of operations as if the purchase occurred on January 1, 2024. For Concreit Series 9308 SW 20th Street Oklahoma City OK there was no property as of January 1, 2024, and construction was completed in February 2025.

We hope that the responses contained in this letter and the accompanying updated documents are satisfactory to the Staff. Please do not hesitate to call us at 530-400-7784 if you have any questions or if you wish to discuss these matters further.

Sincerely,

Concreit Fund I LLC

/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer
sean@concreit.com

Enclosures